File No. 70-9917
(IPO and Distribution)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Allegheny Energy Supply Company, LLC 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740	West Penn Power Company 800 Cabin Hill Drive Greensburg, PA 15601
Monongahela Power Company 1310 Fairmont Avenue Fairmont, WV 26554	The Potomac Edison Company 10435 Downsville Pike Hagerstown, MD 21740

(Name of company or companies filing this statement and addresses of principal executive offices)

Allegheny Energy, Inc.

(Name of top registered holding company parent of each applicant or declarant)

The Commission is requested to mail signed copies of all orders, notices and communications in connection with this Application to:

Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Terence A. Burke, Esq. Deputy General Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740
Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740	Robert E. Buckholz, Jr., Esq. Sullivan & Cromwell 125 Broad Street New York, NY 10004-2498

WITHDRAWAL
OF
FORM U-1

          On July 23, 2001, Applicants filed a U-1 application with this Commission requesting approval of the transactions herein. On January 31, 2002, Allegheny Energy, Inc. announced that after further evaluation of the marketplace and its growth strategy, Applicants will not proceed with the proposed initial public offering and separation of Allegheny Energy Supply Company, LLC due to economic and energy industry changes. Accordingly, Applicants respectfully withdraw this application from Commission consideration.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC
Allegheny Energy Service Corporation
West Penn Power Company
Monongahela Power Company
The Potomac Edison Company

By: /S/ THOMAS K. HENDERSON

Thomas K. Henderson

Dated: February 8, 2001